EXHIBIT 2
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              AMERICAN BINGO ANNOUNCES NAME, TRADING SYMBOL CHANGES

American Bingo & Gaming Corporation announces that it will change its name and trading symbol effective 15 June 2000. The new name of the corporation will be Littlefield Corporation and the new trading symbol will be "LTFD".

                             LITTLEFIELD CORPORATION

                         LTFD - NASDAQ SMALL CAP MARKET

This change was discussed and a non-binding vote of shareholders was held on 31 May 2000 at the Company's Annual Meeting. The change was supported by an affirmative vote of 2,370,067 to 42,560 against, with 41,118 abstentions. The name and symbol change requires final administrative approval from Nasdaq and will be the subject of a formal Securities and Exchange Commission 8K filing at the effective date. The new corporate name and the new symbol have previously been reserved.

The Littlefield name will be used as a brand for the Company's operations and subsidiaries in the future. The Company's charitable bingo management business will be referred to as: Littlefield Entertainment. Other lines of business and subsidiaries will be branded "Littlefield" followed by an identifying characteristic (e.g. Littlefield Real Estate, Littlefield Ventures, Littlefield Marine).

In commenting on the name change Jeffrey Minch, the President of American Bingo offered the following:

     ""LITTLEFIELD CORPORATION" REPRESENTS A NEW BEGINNING. THE COMPANY HAS REINVENTED ITSELF IN THE LAST EIGHT MONTHS AND HAS RETURNED TO PROFITABILITY. THE COMPANY WILL FINISH ITS RELOCATION FROM SOUTH CAROLINA IN THE NEXT WEEK. THE COMPANY LEAVING SOUTH CAROLINA WAS AMERICAN BINGO. THE COMPANY ARRIVING IN AUSTIN, TEXAS IS LITTLEFIELD CORPORATION. WE WILL LEVERAGE THIS SYMBOLISM TO REDEDICATE OUR EFFORTS TO CREATE A PROFESSIONAL, SOCIALLY RESPONSIBLE ENTERPRISE THAT WILL DELIVER VALUE TO ITS SHAREHOLDERS AND TO CREATE A COMPANY CULTURE THAT THRIVES ON EXCELLENCE."

American Bingo (to become Littlefield Corporation) is engaged in the development and operation of charitable bingo halls. Qualified charities are able to fund their worthy causes by offering consumers entertainment in the form of bingo games -- subject to strict regulatory oversight -- for which the charities pay rent to American Bingo (to become Littlefield Entertainment) for the use of the facility subject to long standing leases. American Bingo (Littlefield
Entertainment)  has  relationships  with  over  60  such  charities.


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Charities  playing  in American Bingo (Littlefield Entertainment) halls received approximately  $3,200,000  in  1999  to  fund  their  noble  causes.

American Bingo (in the future doing business as Littlefield Entertainment) is the only public company attempting to strategically consolidate this $12,000,000,000 arcane, niche industry and is currently the largest public company operating charitable bingo halls in the United States. American Bingo (Littlefield Entertainment) operates twenty (20) bingo halls in Texas, Alabama and South Carolina and is currently developing two (2) new bingo halls in Alabama that will commence operations in 2000.


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